EXHIBIT 99.1

News Release dated February 6, 2014, Suncor Energy to present at the Credit Suisse 19th Annual Energy Summit

Media Advisory

FOR IMMEDIATE RELEASE

Suncor Energy to present at the Credit Suisse 19th Annual Energy Summit

Calgary, Alberta (Feb. 6, 2014) – Steve Douglas, vice president, Investor Relations, Suncor will present at the Credit Suisse 19th Annual Energy Summit on Wednesday, February 12, 2014 at 1:20 p.m. MT (3:20 p.m. ET).

The webcast link will be available via Suncor’s website at suncor.com/webcasts, or at the following URL for 180 days: http://cc.talkpoint.com/cred001/021014b_jw/?entity=46_QYXUIST

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy please visit our web site at suncor.com, follow us on Twitter @SuncorEnergy or read our blog, OSQAR.

Investor inquiries:

800-558-9071

invest@suncor.com

Media inquiries:

403-296-4000

media@suncor.com

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
suncor.com